August 10, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E. Mail Stop 7010
Washington, D.C. 20549 — 7010

Attention:	H. Roger Schwall, Assistant Director

Re:	Newpark Resources, Inc. Form 10-K for the Fiscal Year Ended 12/31/2009 Filed March 3, 2010 Proxy Statement on Schedule 14A Filed April 26, 2010 File No. 1-02960

Dear Mr. Schwall:

We have received your letter of July 29, 2010 (the “Comment Letter”), addressed to Mr. Paul Howes, Chief Executive Officer of Newpark Resources, Inc (the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) pertaining to (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 1-02960) filed with the SEC on March 3, 2010 (the “Annual Report”); our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (File No. 1-02960) filed with the SEC on May 10, 2010 (the “First Quarter 10-Q”); and our Proxy Statement on Schedule 14A (File No. 1-02960) filed with the SEC on April 26, 2010 (the Proxy Statement”).

For your convenience, the comments contained in your Comment Letter are set forth below verbatim in italicized text. Our responses follow below each comment.

Liquidity and Capital Resources, page 24

1.
In the first paragraph, you suggest in part that “decreases in working capital provided $81.0 million of cash.” It is unclear why a decrease in working capital would yield an increase in cash. Conversely, increased cash typically would have a positive effect on working capital. We also note the corresponding disclosure in your Form 10-Q for the first quarter indicating that “increases in working capital used $21.5 million of cash.” Please provide revised disclosure to clarify. In the alternative, if true, explain in necessary detail why your definition of working capital does not include cash as a component of current assets.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 10, 2010

RESPONSE:

With regard to your comment regarding the use of the terms “decreases in working capital provided $81.0 million of cash” in our Annual Report, this description was utilized to direct the readers to the impact of significant changes (in this case decreases) in certain components of working capital as stated in our Consolidated Statement of Cash Flows for the year ended December 31, 2009. As reflected in the following excerpt from the Consolidated Statement of Cash Flows contained in the Annual Report, $81.0 million in cash was generated in large measure by substantial reductions in two components of working capital, accounts receivable and inventories (in thousands):

Decrease in receivables	$89,340
Decrease in inventories	35,182
Increase in other assets	(800)
Decrease in accounts payable	(28,710)
Decrease in accrued liabilities and other	(13,979)

Net cash provided	$81,033

Similarly, the quoted reference in the First Quarter 10-Q that an increase “in working capital used $21.5 million of cash” was intended to refer the readers to changes (in this case increases) in certain components of working capital. The substantial increase in accounts receivable in the first quarter ($32.7 million from the prior quarter) resulted in an increase in working capital, but also effectively consumed cash which was required to be spent in order to support the sales. We believe that from the context of the overall disclosure, the readers were informed that the references to changes in working capital that either provided or used cash referred in a general sense to changes in certain components of working capital. We recognize that our language in this regard in both the Annual Report and the First Quarter 10-Q could have been more specific, and for that reason, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2010 (File No. 1-02960), filed with the SEC on July 30, 2010, we have provided additional clarity. In this most recent filing (excerpt below) we have referred to specific elements of working capital as the source or use of cash. We will continue to use this format in future filings to avoid any potential confusion regarding our references to working capital and the provision or use of cash.

Net cash provided by operating activities during the first half of 2010 totaled $7.8 million. Net income adjusted for non-cash items provided $43.8 million of cash during the period, while increases in changes in operating assets and liabilities used $36.0 million of cash. The increase in working capital during the period includes $54.2 million from increases in receivables reflecting the impact of increased revenue levels along with a $4.1 million increase in inventories, partially offset by a $15.7 million increase in accounts payable and $7.2 million in increases in accrued liabilities.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 10, 2010

Schedule 14A

Board Leadership and Risk Management, page 10
2.
We note your disclosure that your board “...delegates to the Compensation Committee the assessment of our company’s compensation plans with regard to whether such plans encourage the taking of inappropriate risks.” Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary, and describe the process you undertook to reach that conclusion.

RESPONSE:

Prior to the filing of the Company’s Proxy Statement, management, as well as the Company’s Compensation Committee in consultation with its compensation consultant, considered the Company’s compensation policies and practices for its employees to determine if these policies and practices give rise to risks reasonably likely to have a material adverse effect on the Company. This risk assessment included a review of the Company’s compensation program’s policies and practices; a review of the Company’s overall mix of compensation including details of the Company’s incentive compensation programs; the Company’s use of quantitative and qualitative assessments of performance; and a consideration of whether the Company’s policies and practices encouraged unnecessary or excessive risk taking. Members of the Compensation Committee discussed the results of the risk assessment with the Audit Committee.

Based upon this review, the Compensation Committee concluded that the Company’s compensation policies and practices for its employees did not create risks that are reasonably likely to have a material adverse effect on the Company. Accordingly, no disclosure pursuant to Item 402(s) of Regulation S-K was required.

While it was determined that no disclosure under Item 402(s) was required, the Company did include disclosure in its Proxy Statement discussing the process undertaken in reviewing the risks associated with the Company’s compensation policies and practices.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 10, 2010

Excerpted below is the disclosure contained on page 39 of the referenced Proxy, under the heading “Risk Assessment of Compensation Program”:

“The Compensation Committee considers, in establishing and reviewing the employee compensation programs, whether the programs encourage unnecessary or excessive risk taking. As discussed in the Compensation Discussion and Analysis section of this Proxy, the Compensation Committee, with the assistance of its consultant, undertook a risk assessment of our compensation programs in 2009. After reviewing and discussing the compensation programs with the Compensation Committee and reviewing the results of those discussions with the Audit Committee of the Board, we believe that the programs are balanced and do not motivate or encourage unnecessary or excessive risk taking. While some performance-based awards focus on achievement of short-term or annual goals, and short-term goals may encourage the taking of short-term risks at the expense of long-term results, these award programs represent a modest percentage of the executive employees’ total compensation opportunities and are balanced by other long-term incentives. We believe that these programs appropriately balance risk and the desire to focus employees on specific short-term goals important to our success, and that it does not encourage unnecessary or excessive risk taking.

A significant part of the compensation provided to employees is in the form of long-term equity awards that are important to help further align employees’ interests with those of our stockholders. We do not believe that these awards encourage unnecessary or excessive risk taking since the ultimate value of the awards is tied to our stock price, and since awards are staggered and subject to long-term vesting schedules to help ensure that executives have significant value tied to long-term stock price performance.”

In the future, if our Compensation Committee determines that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect upon the Company, we will include an appropriate disclosure in applicable future filings.

Mr. H. Roger Schwall
Securities and Exchange Commission
August 10, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, please contact the undersigned by telephone at (281) 362-6818 or by facsimile at (281) 362-6801. We thank you in advance for your prompt consideration of our responses.

Very truly yours,

NEWPARK RESOURCES, INC.

By: /s/ Mark J. Airola
Mark J. Airola
Vice President, General Counsel and
Chief Administrative Officer

MJA/vdp

cc:   Mr. Douglas Brown
        Securities and Exchange Commission

William McDonald, Esquire
Andrews Kurth LLP